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CAVAS S. PAVRI 202.724.6847 cpavri@schiffhardin.com

June 4, 2021

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman, Esq.

Re:	Good Works II Acquisition Corp.
Registration Statement on Form S-1
Filed March 18, 2021
File No. 333-254462

Dear Ms. Gorman:

This letter is being submitted on behalf of Good Works II Acquisition Corp. (the “Company”) in response to the comment letter, dated April 14, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed March 18, 2021 (the “Registration Statement”). The Company’s Amendment No. 1 to its Form S-1 Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Registration Statement on Form S-1

Cover page

1.     We note your disclosure on page 1 and elsewhere that the anchor investors may purchase $95 million of units in the offering in addition to purchasing units in the private placement. Please disclose whether there is a ceiling on the amount that may be purchased by existing stockholders and your anchor investors and quantify any ceiling. If there is no ceiling, please disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company’s listing eligibility. Please add risk factor disclosure as appropriate.

Securities and Exchange Commission

Response: The disclosure on pages 12, 14, and 31 in the Amended Registration Statement has been amended to state that there is no ceiling on the amount of securities that may be purchased by the anchor investors or by the Company’s existing stockholders.

With respect to the Staff’s comment related to whether the limited number of public investors would impact the company’s listing eligibility, the Company respectfully advises the Staff that the underwriters for the offering have confirmed to the Nasdaq Stock Market that the offering will satisfy the round lot shareholder requirement set forth in Nasdaq’s listing rules.

In addition to the disclosure described above, the following new risk factors have been included in the Amended Registration Statement:

“Since our anchor investors own a significant number of our founder shares, a conflict of interest may arise in determining whether a particular target business is appropriate for our initial business combination.

Our anchor investors own an aggregate of 1,166,666 founder shares. These anchor investors will share in any appreciation of the founder shares, provided that we successfully complete a business combination. Accordingly, our anchor investors’ interest in the founder shares may provide them with an incentive to vote in favor of a business combination, and make a substantial profit, even if the business combination is with a target that ultimately declines in value and is not profitable for public stockholders.

Potential participation in this offering by our anchor investors could reduce the public float for our shares, and could result in our inability to satisfy the NASDAQ continued listing requirements.

Our anchor investors have expressed to us an interest to purchase an aggregate of approximately 47.5% of the shares in this offering (assuming no exercise of the underwriters’ over-allotment option) and we have agreed to direct the underwriters to sell to the anchor investors such amount of shares. If our anchor investors purchase all of the shares for which they have expressed an interest, such purchases would reduce the available public float for our shares. Any such reduction in our available public float may consequently reduce the trading volume and liquidity of our shares and increase the volatility of our shares relative to what they would have been had such shares been purchased by public investors. In addition, in order to continue to satisfy Nasdaq’s continued listing requirements after this offering, among other requirements, we must have 300 public holders of our securities. To the extent our public float is limited due to purchases made by our anchor investors, we may be more likely than other companies to fall below the required public holder threshold in the future.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Securities and Exchange Commission

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Cary Grossman, President
Ralph De Martino, Schiff Hardin LLP